SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(b) (c) and (d) and Amendments Thereto Filed

Pursuant to 13d-2(b)

TECHNOLOGY RESEARCH CORPORATION

(Name of issuer)

Common Stock

(Title of class of securities)

878727304

(CUSIP number)

March 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 7 Pages

CUSIP No. 878727304
1	Name of reporting person: HOSEA II, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: FLORIDA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 674,950
	6	Shared voting power:
	7	Sole dispositive power: 674,950
	8	Shared dispositive power:
9	Aggregate amount beneficially owned by each reporting person 674,950
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9): 10.2%
12	Type of reporting person*: OO

13G	Page 3 of 7 Pages

CUSIP No. 878727304
1	Name of reporting person: ROGER M. BOATMAN
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: UNITED STATES
Number of shares beneficially owned by each reporting person with:	5	Sole voting power:
	6	Shared voting power: 694,750
	7	Sole dispositive power:
	8	Shared dispositive power: 694,750
9	Aggregate amount beneficially owned by each reporting person 694,750
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9): 10.5%
12	Type of reporting person*: IN

CUSIP No. 878727304	13G	Page 4 of 7 Pages

Item 1	(a).	Name of Issuer:

TECHNOLOGY RESEARCH CORPORATION

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

5250 140TH AVENUE NORTH, CLEARWATER, FLORIDA 33760

Item 2	(a).	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”): HOSEA II, LLC ROGER M. BOATMAN

Item 2	(b).	Address of Principal Business Office:

The principal business office of the Reporting Persons filing this Schedule 13G is: 1855 SHEPARD DRIVE, TITUSVILLE, FLORIDA 33602

Item 2	(c).	Citizenship:

HOSEA II, LLC, IS A FLORIDA LIMITED LIABILITY COMPANY ROGER M. BOATMAN, IS A CITIZEN OF THE UNITED STATES

Item 2	(d).	Title of Class of Securities:

COMMON STOCK

Item 2	(e).	CUSIP Number:

878727304

Item 3.	If this statement is filed pursuant to Rule13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

NOT APPLICABLE

CUSIP No. 878727304	13G	Page 5 of 7 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:

HOSEA II, LLC – 674,950 SHARES OF COMMON STOCK ROGER M. BOATMAN – 694,750 SHARES OF COMMON STOCK

(b) Percent of class:

HOSEA II, LLC – 10.2% ROGER M. BOATMAN – 10.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

HOSEA II, LLC – 674,950 SHARES OF COMMON STOCK

(ii) Shared power to vote or to direct the vote:

ROGER M. BOATMAN – 694,750 SHARES OF COMMON STOCK

(iii) Sole power to dispose or to direct the disposition of:

HOSEA II, LLC – 674,950 SHARES OF COMMON STOCK

(iv) Shares power to dispose or to direct the disposition of:

ROGER M. BOATMAN – 694,750 SHARES OF COMMON STOCK

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

NOT APPLICABLE.

Item 8.	Identification and Classification of Members of a Group:

NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 878727304	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2010

HOSEA II, LLC

By:	/s/ Roger M. Boatman
Roger M. Boatman
Manager

/s/ Roger M. Boatman
Roger M. Boatman

CUSIP No. 878727304	13G	Page 7 of 7 Pages

EXHIBIT 1

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Technology Research Corporation, a Florida corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 20, 2010.

HOSEA II, LLC

By:	/s/ Roger M. Boatman
Roger M. Boatman
Manager

/s/ Roger M. Boatman
Roger M. Boatman